SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

1.	Press release of 15 February, 2005 - Results for the twelve months ended 31 December, 2004 (IFRS)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the year ended 31 December 2004 (IFRS)

Strong underlying earnings growth and promising long-term prospects

HIGHLIGHTS FOR THE TWELVE MONTHS

•                  Volume of 1,413 million unit cases, 4% ahead of 2003,

•                  Underlying(2) EBITDA(1) of €730 million (reported €684 million), 10% ahead of 2003,

•                  Underlying(2) operating profit (EBIT) of €334 million (reported €260 million), 22% above 2003,

•                  Underlying(2) net profit of €152 million (reported €112 million), 32% above prior year

FOURTH QUARTER HIGHLIGHTS

•                  Volume of 328 million unit cases, 3% ahead of 2003, (9% ahead on a like-for-like selling day basis), cycling 7% growth in the fourth quarter of 2003,

•                  Underlying(2) EBITDA(1)  of €117 million (reported €71 million), 11% above 2003,

•                  Underlying(2) operating profit (EBIT) of €9 million (reported operating loss €41 million) versus an underlying operating loss of €3 million in 2003,

•                  Underlying(2) net loss of €26 million (reported net loss €66 million) from a net loss of €18 million in 2003

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘I am pleased to report strong underlying earnings growth for Coca-Cola HBC with continued margin expansion despite challenging trading conditions. Although volume was softer than planned, our volume to value strategy, including the pursuit of operational efficiency and better asset utilisation, resulted in improved underlying profitability and returns on invested capital.

Having completed a detailed review of our longer-term prospects, I am pleased to confirm that Coca-Cola HBC is well positioned to continue on its successful path of delivering strong, sustainable organic profit growth. Near-term, we expect a rebound in volume growth from 2004 levels. Despite higher raw material costs in 2005, our revenue growth and other cost saving initiatives should allow us to maintain our current gross margins. Longer-term, we continue to see exciting prospects, as past and future investment provide a robust platform for growth. Our continuing focus on broadening our beverage portfolio and optimising our execution is expected to deliver strong growth from our markets, as it has done since our inception in 2000. In recognition of our future prospects, we are proposing to raise our dividend by 40% for 2004, and will look to maintain our dividends within a pay-out ratio of 20-30% which approximates a Dividend Per Share (DPS) increase of 5% per annum.’

15 February 2005

(1) We consider EBITDA a key measure of performance. We calculate EBITDA as operating profit plus depreciation, amortisation and other non-cash items.

(2) Underlying financial indicators (EBITDA, Operating profit, etc) exclude the recognition of pre-acquisition tax losses as per note 4 in the financial statements and the 2004 restructuring costs

Coca-Cola HBC (‘CCHBC’) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the US (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts:
Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

Theodoros Varelas Investor Relations Associate	Tel: +30 210 618 3181 e-mail: theodoros.varelas@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 e-mail: alastair.hetherington@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2004 (IFRS)

Overview

During 2004, Coca-Cola HBC (CCHBC) delivered solid underlying earnings growth and margin improvement, driven primarily by strong pricing, improving mix and continued cost reduction initiatives. Looking back on all the external challenges we faced throughout the year, we are pleased with the performance we have achieved.

Our Company achieved full year volume growth of 4%. Excluding the contribution of the Römerquelle and Multivita water businesses acquired in late 2003, volume growth was approximately 2%. Excluding the impact of three fewer selling days in December, volume in the fourth quarter of 2004 would have grown by 9% despite the weak performance of Nigeria.

While volume growth was below our internal plans, strong pricing and cost initiatives allowed us to increase underlying EBITDA in 2004 by 10%. Römerquelle and Multivita contributed 1% to the group’s EBITDA in 2004 and in the fourth quarter of 2004. Underlying net profit reached €152 million, 32% above 2003.

The external factors that negatively impacted not only CCHBC but also all of our industry are widely known. While we started the year in line with our plans, short-term economic pressure from EU accession of eight of our territories, poor weather, and low tourism impacted our second and third quarter performance. Rising raw material costs weighed against us primarily in the fourth quarter of the year. However, our profitable volume strategy and operating leverage helped us to mitigate a significant portion of the cost impact and deliver underlying gross margin improvement of 130 basis points and underlying EBITDA margin improvement of 83 basis points.

We draw from a unique pool of assets, specifically our sizeable and diverse infrastructure including our efficient distribution network, powerful brands and people capabilities, which we use to run a successful business.  Our success is due to the solid execution of our strategy, and we are pleased to report significant progress in all of our six strategic priorities in 2004.

In 2004, we continued to expand our beverage offering to meet consumer needs. Product and packaging innovation in both carbonated and non-carbonated beverages has been successful and has contributed to our overall growth. Non-carbonated beverages now account for 23% of our total volume as we strive to offer consumers more choice and address health and wellness concerns.

We continued to build brand equity jointly with The Coca-Cola Company, which we strongly believe will continue to drive consumption as purchasing power in some of our countries improves. Our local execution during the Athens 2004 Olympic Games was exceptional, and our teams not only refreshed athletes and visitors but also helped our consumers share the Olympic ideals through a number of events that we organised around this memorable occasion.

We further broadened our market coverage in order to capture all possible consumer occasions. We continued to move coolers outdoors to encourage “on the go” impulse sales. At the same time, we enhanced our presence in non-conventional channels such as video stores, bookstores and the beach.

We continued to invest in supporting our profitable growth by placing an additional 145,000  coolers in 2004. The EU accession opened new opportunities for us to leverage our scale, and we also continued to optimise our plant and distribution infrastructure, aiming not only to lower our costs but also to be ready to exploit the local opportunities for growth.

Our Return on Invested Capital (ROIC) improved significantly to 8.5%, 140 basis points higher than 2003. In 2004 we made a significant step towards exceeding our weighted average cost of capital.

Finally, during our last set of quarterly results, we indicated that we were reviewing our long-term growth model. This has now been completed, and we are pleased to report that our strategy continues to evolve successfully, enabling us to maximise the potential of our markets. Specifically, we are confident that our territories continue to offer significant opportunities for strong, sustainable organic profit growth, and that our proven expertise in execution and efficiency, group-wide, will enable CCHBC to continue the positive performance achieved since 2000.  As a result, and due to favourable changes in Greek legislation allowing for more efficient repatriation of subsidiary profits, we are proposing to raise our dividend for 2004 by 40%. We will seek to maintain dividends within a pay-out ratio of 20-30% which approximates a Dividend Per Share (DPS) increase of 5% per annum.

Operational Review by Reporting Segments

	Volume (million unit cases)
Year ended 31 December	2004	2003	% Change

Established Markets	563.5	552.8	+2%

Developing Markets	268.3	276.4	-3%

Emerging Markets	580.9	530.1	+10%

Coca-Cola HBC	1,412.7	1,359.3	+4%

	EBITDA (€ million)
	2004	2004	2003	% Change	% Change
Year ended 31 December	Excluding restructuring costs	Reported	Reported	Excluding restructuring Costs	Reported

Established Markets	377.4	332.8	363.6	+4%	-8%

Developing Markets	105.8	105.1	96.9	+9%	+8%

Emerging Markets	247.0	246.4	204.2	+21%	+21%

Coca-Cola HBC	730.2	684.3	664.7	+10%	+3%

	Volume (million unit cases)
4th Quarter	2004	2003	% Change	% Change
				Excluding extra days
Established Markets	123.9	122.7	+1%	+6%

Developing Markets	64.1	64.1	—	+5%

Emerging Markets	140.1	131.1	+7%	+13%

Coca-Cola HBC	328.1	317.9	+3%	+9%

	EBITDA (€ million)
	2004	2004	2003	% Change	% Change
4th Quarter	Excluding restructuring costs	Reported	Reported	Excluding restructuring costs	Reported

Established Markets	54.8	10.1	61.6	-11%	-84%

Developing Markets	13.7	13.1	8.7	+58%	+51%

Emerging Markets	48.7	48.1	35.4	+37%	+36%

Coca-Cola HBC	117.2	71.3	105.7	+11%	-33%

Established markets

Volume

Unit case volume was 564 million in 2004, 2% above prior year and 124 million for the fourth quarter, 1% above prior year. During 2004, two of our largest markets, Greece and Italy, were impacted by lower tourism levels in the high selling summer season. However, our execution in both countries remained strong. In Greece, our strong local activation around the Athens 2004 Olympics delivered results in-line with our plans, and in Italy, we improved our volume and value share across the majority of our product categories in the face of a difficult operating environment. Switzerland was particularly impacted by the weakening spending on leisure and continued evolution of the retail environment, while Austria’s growth was driven by our mineral water acquisition Römerquelle.

EBITDA

Established markets contributed €377 million to the group’s underlying EBITDA (reported €333 million) in 2004 and €55 million to the fourth quarter (reported €10 million), the difference between the underlying and reported figures being the €45 million of restructuring costs (see description in ‘Modernisation and production efficiencies’ section for further details) primarily in the Republic of Ireland, Northern Ireland, Greece and Austria. Excluding these one-off costs, underlying EBITDA in this segment grew by 4% in 2004. Italy and Austria were key drivers of this segment’s profitability, delivering strong underlying double-digit EBITDA growth. The increasing strength of our execution in the immediate consumption channels, combined with our focus on reducing operating expenses in Italy and our continuous efforts around managing pricing in Austria, helped us deliver these results.

Developing markets

Volume

Unit case volume was 268 million in 2004, 3% below prior year, and 64 million in the fourth quarter, flat versus prior year. The combination of the short-term macro-related challenges from the EU accession of eight of the countries in which we operate and adverse weather conditions had a negative impact on this segment in 2004. However, we saw encouraging trends towards the end of the year driven by our efforts to entice consumers back to our brands through our successful promotional activities. This is evident through reversing the trend in this segment during the fourth quarter of 2004. Positively, Poland outperformed the segment in both periods under review driven by strong execution in our packaging, mix and pricing strategy. Sales volume of Coca-Cola brands grew 3% in the Czech Republic in a very challenging year.

EBITDA

Developing markets contributed €106 million to the group’s underlying EBITDA (reported €105 million) in 2004, 9% above 2003, and €14 million (reported €13 million) in the fourth quarter. EBITDA improvement was particularly strong in this segment, driven by significant price increases and a strong improvement in mix. In addition, the EU accession continues to provide our group with significant cost reduction opportunities, and during 2004, we embarked on certain initiatives within the region such as multilingual labels and regional clustering.

Emerging markets

Volume

Unit case volume was 581 million in 2004, 10% above 2003, and 140 million in the fourth quarter, 7% above prior year. Russia achieved double-digit growth in both periods under review, benefiting from our continued cold drink equipment placements and new product launches. Romania performed very well in both periods under review driven by strong market execution and continued strong performance of its water business. Nigeria ended the year with volume growth of 6%, which was below our plans, primarily due to two weeks of continuous rainfall in the month of December impacting our distribution.

EBITDA

Emerging markets contributed €247 million to the group’s underlying EBITDA (reported €246 million) in 2004, 21% above 2003, and €49 million (reported €48 million) in the fourth quarter, 37% above prior year. Russia and Romania delivered strong double-digit EBITDA growth during the full year 2004, mainly driven by pricing and mix improvements and continued investment in cold drink equipment. Also worth noting are Serbia and Montenegro, Bulgaria and Ukraine, all posting double-digit EBITDA growth in 2004.

Group Financial Review

	Year to 31 December 2004
	2004 €million	2004 €million	2003 €million	% Change	% Change
	Excluding restructuring costs	Reported	Reported	Excluding restructuring costs	Reported

Volume in unit cases (in millions)	1,412.7	1,412.7	1,359.3	+4%	+4%

Net sales revenue	4,247.5	4,247.5	4,063.7	+5%	+5%

Cost of goods sold	(2,525.7)	(2,554.4)	(2,469.3)	+2%	+3%

Gross profit	1,721.8	1,693.1	1,594.4	+8%	+6%

Total operating expenses	(1,412.3)	(1,433.0)	(1,335.8)	+6%	+7%

Operating profit (EBIT)	309.5	260.1	258.6	+20%	+1%

Operating profit (EBIT) excluding pre-acquisition tax losses	334.1	284.7	273.4	+22%	+4%

EBITDA	730.2	684.3	664.7	+10%	+3%

Net profit	152.3	112.4	115.7	+32%	-3%

Basic and diluted EPS (in euros)	0.64	0.47	0.49	+31%	-3%

	Fourth quarter
	2004 €million	2004 €million	2003 €million	% Change	%Change
	Excluding restructuring costs	Reported	Reported	Excluding restructuring costs	Reported

Volume in unit cases (in millions)	328.1	328.1	317.9	+3%	+3%

Net sales revenue	948.2	948.2	911.8	+4%	+4%

Cost of goods sold	(587.2)	(615.9)	(581.9)	+1%	+6%

Gross profit	361.0	332.3	329.9	+9%	+1%

Total operating expenses	(352.1)	(372.8)	(340.7)	+3%	+9%

Operating profit (EBIT)	8.9	(40.5)	(10.8)	n/a	>100%

Operating profit (EBIT) excluding pre-acquisition tax losses	8.9	(40.5)	(2.6)	n/a	>100%

EBITDA	117.2	71.3	105.7	+11%	-33%

Net loss	(25.8)	(65.7)	(17.6)	-47%	>100%

Basic and diluted EPS (in euros)	(0.11)	(0.28)	(0.07)	-57%	>100%

Net sales revenue

Net sales revenue for the full year of 2004 increased by approximately 5% as compared to 2003. Excluding the impact of the foreign currency translation, net sales revenue for the full year of 2004 would have increased by approximately 6%. Importantly, our revenue growth initiatives led to price/mix realisation of 2% on a currency neutral basis.

Cost of goods sold

The underlying average cost of goods sold per unit case for the full year of 2004 was €1.79 versus €1.81 for 2003. This was principally driven by the continuing positive impact of lower Euro cost for USD denominated commodities and the implementation of certain supply chain and infrastructure improvements. Reported cost of goods sold was impacted by €29 million of restructuring costs.

Gross profit

Underlying gross profit margin increased to 40.5%, compared to 39.2% for the full year of 2003. This margin improvement resulted from increased selling prices and positive mix along with generally lower cost of goods sold, as discussed above.

Operating expenses

Total underlying operating expenses represented 27% of net sales revenue for the full year of 2004, flat versus 2003. Per unit case underlying operating expenses were €0.81 for 2004 versus €0.80 for 2003. The modest increase reflects our strategy of increasing investment in our sales force and marketing.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased to €334 million, 22% above 2003. Reported EBIT, which includes the impact of subsequent recognition of pre-acquisition tax losses (€24.6 million) and restructuring costs (€49 million), was €260 million in 2004, versus an operating profit of €259 million for the full year of 2003.

Taxation

The underlying effective tax rate for the full year was approximately 27% versus 29% for the same period last year. These rates are calculated excluding the amortisation of, and other adjustments to, intangible assets and before any tax credit is recognised for the utilisation of previously unrecognised accumulated tax assets and restructuring costs.

Net profit

Full year underlying net profit in 2004 increased to €152 million, or 32%, compared to 2003. Including the impact of the restructuring costs, our reported 2004 full year net profit was €112 million compared to €116 million in 2003.

Cash flow

Cash flow generated from operating activities decreased by 14% to €553 million versus €644 million in 2003. After deducting capital expenditures, cash flow was approximately €191 million versus €293 million for the full year of 2003 impacted by higher tax payments as a result of the enhanced profitability of operations and tax planning to reduce future tax liabilities, as well as forward buying on inventories in certain markets to protect against rising commodity prices.

Capital expenditures

Net capital expenditure was approximately €352 million for the full year of 2004 (€362 million on a gross basis) as CCHBC continues to focus investments in the most profitable growth areas of our business. In 2003 net capital expenditure was €347 million (€351 million on a gross basis). Cold drink equipment placements have been a very successful part of our strategy. Additionally, we continue to strategically invest in production equipment and capacity in the fast growing single serve packages, as well as new technologies for the non-CSDs.

Successful completion of €500 million debt offering

On 12 July 2004, we successfully completed a seven year €500 million bond issue. The issue was completed through our Euro Medium Term Note Programme and carries an annual coupon of 4.375%. On the same date, we also announced a successful tender offer for €322 million of the outstanding debt under our €625 million 5.25% Eurobond which matures in June 2006. Proceeds from the new Eurobond offering were used to finance the tender offer and to refund our €300 million Eurobond which matured in December 2004.

Settlement of EU competition investigation

Over the past five years, the Directorate General for Competition of the European Commission has been conducting an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of a dominant position.

On 19 October 2004, the European Commission announced that it has accepted an undertaking as a basis for terminating its investigation. The Commission also advised that it intends to formalise the undertaking as a legally binding commitment. The undertaking will potentially apply in 27 European countries, applicable to those channels of distribution where The Coca-Cola Company-branded Carbonated Soft Drinks (CSDs) account for over 40% of national sales and twice the nearest competitor’s share.

Modernisation and production efficiencies

As was previously communicated, in 2004 we took certain initiatives to consolidate our manufacturing network through rationalising sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on the Republic of Ireland and Northern Ireland, Greece, and Austria. As a result of this strategy in 2004, we incurred a pre-tax charge of €49 million consisting of cash and non-cash expenses of €46 million and €3 million respectively, which reduced our net profit by €40 million. Over 2005-2006, we expect to incur a further €15 million of pre-tax non-cash restructuring charges with an after-tax effect of €13 million.

We expect the cumulative benefit of these initiatives to be in the range of €15 to €20 million annually, primarily affecting 2007 and beyond.

Capital expenditure, net of proceeds related to these initiatives, is expected to be in the range of €35-45 million total over the next three year period.

Update on long-term growth model

Having completed our strategic and financial planning process, we are optimistic that over the long-term CCHBC will deliver strong growth, margin expansion and strong cash flow generation. In 2005, our business will face certain primarily cost related challenges, but the focused execution of our strategy should offset some of the impact and enable us to deliver earnings growth. The updated long-term financial targets that we discuss below reflect the outlook for our business excluding any impact of potential acquisitions. The numbers also exclude any charges related to the recognition of pre-acquisition deferred tax assets and the non-cash restructuring charges, but include the assumed benefits from our restructuring strategy as discussed above. In addition, we have decided to focus on more traditional performance metrics to reflect our evolving financial profile, such as EPS, EBIT and Return on Invested Capital (ROIC), and thus will no longer provide EBITDA as a key guidance tool. Our long-term annual financial targets are as follows:

•                  Volume growth of 5%-6%

•                  EBIT to grow between 11%-13%

•                  EPS to grow by low to mid teens

•                  ROIC to improve by approximately 75 basis points

•                  Free cash flow of approximately €1billion over the planned period

Update on dividend policy

As our business evolves to deliver more stable and predictable cash flows, we believe it is appropriate for our dividend policy to also evolve for the benefit of our shareholders. The change in accounting for amortising goodwill as well as a change in Greek legislation allowing us to repatriate, in a tax efficient way, subsidiary profits, were also factors taken into account. Thus, we will be proposing at our June Annual General Meeting a dividend for 2004 of €0.28 per share, a 40% increase over 2003. Going forward, we will be looking to maintain our dividends within a pay-out ratio of 20-30% which approximates a Dividend Per Share (DPS) growth of 5% per annum.

2005 full year outlook

In 2005, we expect our developing markets to return to growth and our emerging markets to grow at high single digit rates. Pricing in the developing markets will be flat versus 2004 as we are looking to maintain the long term growth of our business, but we will continue to focus on mix improvements and take pricing in line with inflation in the rest of the segments. Despite higher raw material prices, our cost containment initiatives will offset some of this pressure, enabling us to maintain our gross and EBIT margins flat. Our 2005 financial targets excluding charges related to the recognition of pre-acquisition deferred tax assets and non-cash restructuring charges are as follows:

•                  Volume growth of approximately 6%

•                  EBIT growth of 8%-9%

•                  EPS of approx. €1.18-€1.21, an increase of 9%-11%. EPS includes a charge for approximately €5 million related to the new rules with regard to expensing stock options.

ROIC is expected to improve by 50-60 basis points and exceed our Weighted Average Cost of Capital, which we currently estimate to be at 9.0%.

As we continue to invest in growing our business, we expect our net capital expenditure to be in the range of €370-390 million excluding the capital related to plant manufacturing which is expected in the range of €35-45 million total over the next three year period.

Although we do not provide quarterly guidance or manage our business as such, we would like to highlight that the first half of 2005 will be negatively impacted by higher raw material costs, primarily PET and sugar, as well as two fewer selling days.

Conference Call

CCHBC will host a conference call with financial analysts to discuss results for the fourth quarter and full year 2004, its long-term growth model and 2005 guidance on 15 February 2005 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, budgets, projected levels of consumption and production, projected costs, future taxation, the impact of our restructuring efforts, the impact of restructuring efforts, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2004 (IFRS)

Condensed consolidated income statements (unaudited)

	Note	Three months ended 31 December 2004	Three months ended 31 December 2003
		€million	€ million
Net sales revenue	3	948.2	911.8

Cost of goods sold		(615.9)	(581.9)

Gross profit		332.3	329.9

Operating expenses		(344.4)	(304.1)

Amortisation of, and other adjustments to, intangible assets	4	(28.4)	(36.6)

Total operating expenses		(372.8)	(340.7)

Operating loss (EBIT)	3	(40.5)	(10.8)

Finance costs	5	(19.2)	(12.4)

Other income	6	1.7	1.2

Loss before taxation		(58.0)	(22.0)

Taxation	7	(4.7)	6.2

Loss after taxation		(62.7)	(15.8)

Minority interests		(3.0)	(1.8)

Net loss		(65.7)	(17.6)

Basic & diluted earnings per share (Euro)	8	(0.28)	(0.07)

Volume (million unit cases)	3	328.1	317.9

EBITDA (€ million)	3	71.3	105.7

	Note	Year ended 31 December 2004	Year ended 31 December 2003
		€ million	€ million
Net sales revenue	3	4,247.5	4,063.7

Cost of goods sold		(2,554.4)	(2,469.3)

Gross profit		1,693.1	1,594.4

Operating expenses		(1,301.8)	(1,208.2)

Amortisation of, and other adjustments to, intangible assets	4	(131.2)	(127.6)

Total operating expenses		(1,433.0)	(1,335.8)

Operating profit (EBIT)	3	260.1	258.6

Finance costs	5	(64.8)	(48.4)

Other income	6	2.3	2.8

Profit before taxation		197.6	213.0

Taxation	7	(70.9)	(83.0)

Profit after taxation		126.7	130.0

Minority interests		(14.3)	(14.3)

Net profit		112.4	115.7

Basic & diluted earnings per share (Euro)	8	0.47	0.49

Volume (million unit cases)	3	1,412.7	1,359.3

EBITDA (€ million)	3	684.3	664.7

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2004 (IFRS)

Condensed consolidated balance sheets (unaudited)

	Note	As at 31 December 2004	As at 31 December 2003
		€ million	€ million
Assets

Intangible assets	9	1,683.5	1,805.2
Property, plant and equipment	9	2,061.1	1,950.8
Other non-current assets		77.1	29.5

Total non-current assets		3,821.7	3,785.5

Inventories		334.9	298.9
Trade and other receivables		692.6	695.1
Cash and cash equivalents	10	38.3	39.4

Total current assets		1,065.8	1,033.4

Total assets		4,887.5	4,818.9

Liabilities

Short-term borrowings	10	95.0	397.3
Other current liabilities		897.8	840.2

Total current liabilities		992.8	1,237.5

Long-term borrowings	10	1,454.0	1,325.4
Other non-current liabilities		365.4	303.4

Total non-current liabilities		1,819.4	1,628.8

Shareholders’ equity		1,987.6	1,871.8
Minority interests		87.7	80.8

Total equity		2,075.3	1,952.6

Total equity and liabilities		4,887.5	4,818.9

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2004 (IFRS)

Condensed consolidated cash flow statements (unaudited)

	Note	Year ended 31 December 2004	Year ended 31 December 2003
		€ million	€ million
Operating profit		260.1	258.6
Depreciation of property, plant and equipment	9	289.4	278.5
Amortisation of intangible assets	4	106.6	112.8
Other non-cash items		28.2	14.8
		684.3	664.7

(Gain) loss on disposal of non-current assets		(6.1)	8.1
Increase in inventories		(34.5)	(2.2)
(Increase) decrease in trade and other receivables		(31.3)	28.0
Increase in trade payables and other liabilities		47.0	21.4
Taxation paid		(106.1)	(76.2)
Cash flow generated from operating activities		553.3	643.8

Investing activities:
Payment for purchase of property, plant and equipment		(362.0)	(350.9)
Receipts from disposal of property, plant and equipment		21.2	15.0
Net receipts (payments) for investments		6.0	(0.5)
Proceeds from sale of trademarks		8.6	7.6
Net payments for acquisition of subsidiaries		(3.1)	(141.4)
Net cash used in investing activities		(329.3)	(470.2)

Financing activities:
Return of capital to shareholders		(0.4)	(472.9)
Expenses relating to return of capital to shareholders		—	(5.8)
Proceeds from shares issued to employees exercising stock options		19.2	3.4
Net (decrease) increase in borrowings		(125.6)	350.9
Principal repayments of finance lease obligations		(11.7)	(10.2)
Net interest paid		(55.3)	(46.6)
Net dividend paid to group shareholders and minority interests		(53.1)	(50.4)
Net cash used in financing activities		(226.9)	(231.6)

Decrease in cash and cash equivalents		(2.9)	(58.0)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		39.4	105.5
Decrease in cash and cash equivalents		(2.9)	(58.0)
Effect of changes in exchange rates		1.8	(8.1)
Cash and cash equivalents		38.3	39.4

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2004 (IFRS)

Condensed consolidated statement of movements in shareholder’s equity (unaudited)

	31 December 2004	31 December 2003
	€ million	€ million
Balance as at 1 January	1,871.8	2,402.2

Net profit	112.4	115.7

Foreign currency translation	37.0	(128.8)

Gains (losses) on cash flow hedges recognised in equity (net of applicable income taxes of: 2004 €0.7m, 2003: €0.4m)	(12.6)	3.9

Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities (net of applicable income taxes of 2003 Dec: €0.7m)	—	(1.1)

Gains on cash flow hedges reclassified from equity and reported in net profit (net of applicable income taxes of 2003: €0.4m, 2004: €0.7m)	6.9	(0.9)

Return of capital to shareholders	—	(473.3)

Expenses relating to return of capital to shareholders (net of applicable income taxes of 2003: €2.1m)	—	(4.0)

Shares issued to employees exercising stock options	19.2	3.4

Dividends	(47.4)	(45.0)

Movement in shares held for equity compensation plan	0.3	(0.3)

Closing balance	1,987.6	1,871.8

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2004 (IFRS)

Notes to the condensed consolidated financial statements (unaudited)

1.             Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003 with the exception of a change in the policy of revaluing land and buildings as mentioned below in ‘Changes in Accounting Policy’.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and should be read in conjunction with the 2003 annual financial statements, which include a full description of the group’s accounting policies.

Changes in Accounting Policy

With effect from 1 January 2004, the Group changed its policy of revaluing land and buildings in accordance with the allowed alternative treatment under IAS 16, to record land and buildings at cost. Prior to 1 January 2004, land and buildings were revalued by independent valuers every five years. Increases in the carrying amount of land and buildings arising on revaluation were credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset were charged against the revaluation reserve; all other decreases were charged to the income statement. The revaluation surplus included in equity was directly transferred to retained earnings when the surplus was realised.

The change in accounting policy was undertaken to provide a more appropriate presentation of the results of the Group and in order to provide more consistency with other companies in the same or comparable industries, the majority of whom do not revalue their assets. In particular, our peer group generally report under US GAAP where asset revaluation is not permitted. Further, the policy change brings our accounting treatment in line with our US reporting.

As a consequence, prior year comparatives have been revised. The effect on the comparative net results is an increase of €0.7 million and a reduction of net assets and total equity of €36.7 million.

2.             Exchange rates

For CCHBC, we believe that the Euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year ended December		31 December	31 December
	2004	2003	2004	2003
US dollar	1.25	1.14	1.36	1.26
UK sterling	0.68	0.69	0.71	0.70
Polish zloty	4.52	4.40	4.06	4.65
Nigerian naira	166.26	147.39	180.95	172.70
Hungarian forint	250.67	253.72	245.89	260.90
Swiss franc	1.54	1.52	1.54	1.56
Russian rouble	35.76	34.74	37.81	37.13

3.                            Segmental analysis

The group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The group operates in 26 countries, and its financial results are reported in the following segments.

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in unit cases	Net sales revenue	EBITDA	EBIT
	€ million	€ million	€ million	€ million
Established markets
3 months ended 31 December 2004	123.9	490.2	10.1	(49.8)
3 months ended 31 December 2003	122.7	485.2	61.6	(5.6)
12 months ended 31 December 2004	563.5	2,245.9	332.8	107.5
12 months ended 31 December 2003	552.8	2,189.5	363.6	149.9

Developing markets
3 months ended 31 December 2004	64.1	170.1	13.1	(6.9)
3 months ended 31 December 2003	64.1	156.4	8.7	(10.2)
12 months ended 31 December 2004	268.3	732.6	105.1	30.1
12 months ended 31 December 2003	276.4	712.7	96.9	22.6

Emerging markets
3 months ended 31 December 2004	140.1	287.9	48.1	16.2
3 months ended 31 December 2003	131.1	270.2	35.4	5.0
12 months ended 31 December 2004	580.9	1,269.0	246.4	122.5
12 months to 31 December 2003	530.1	1,161.5	204.2	86.1

Total CCHBC
3 months ended 31 December 2004	328.1	948.2	71.3	(40.5)
3 months ended 31 December 2003	317.9	911.8	105.7	(10.8)
12 months ended 31 December 2004	1,412.7	4,247.5	684.3	260.1
12 months ended 31 December 2003	1,359.3	4,063.7	664.7	258.6

4.                            Amortisation of, and adjustments to, intangible assets

During 2004, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, ‘Income Taxes’, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, in 2004 a charge of €24.6 million has been recorded in operating expense and a deferred tax credit of €24.6 million included within taxation on the income statement. In 2003 the respective amount was €14.8 million.

	Year ended 31 December 2004	Year ended 31 December 2003
	€ million	€ million

Amortisation of intangible assets	106.6	112.8
Recognition of pre-acquisition deferred tax assets through goodwill	24.6	14.8

Total amortisation of, and adjustments to, intangible assets	131.2	127.6

	Three months ended 31 December 2004	Three months ended 31 December 2003
	€ million	€ million

Amortisation of intangible assets	28.4	28.4
Recognition of pre-acquisition deferred tax assets through goodwill	—	8.2

Total amortisation of, and adjustments to, intangible assets	28.4	36.6

5.                            Finance costs

	Year ended 31 December 2004	Year ended 31 December 2003
	€ million	€ million

Interest expense	67.2	63.8
Net foreign exchange translation losses	2.8	0.7
Fair value losses (gains) on interest rate swaps	1.5	(4.4)
Interest income	(6.7)	(11.7)
Total finance costs	64.8	48.4

	Three months ended 31 December 2004	Three months ended 31 December 2003
	€ million	€ million

Interest expense	16.7	19.0
Net foreign exchange translation losses	3.3	0.6
Fair value losses (gains) on interest rate swaps	1.4	(1.8)
Interest income	(2.2)	(5.4)
Total finance costs	19.2	12.4

6.                            Other income

	Year ended 31 December 2004	Year ended 31 December 2003
	€ million	€ million

Unrealised gains on available-for-sale investments	0.6	1.2
Share of results of associates	1.7	1.6
Total other income	2.3	2.8

	Three months ended 31 December 2004	Three months ended 31 December 2003
	€ million	€ million

Unrealised gains on available-for-sale investments	1.7	1.2
Share of results of associates	—	—
Total other income	1.7	1.2

7.                            Taxation

The effective tax rate for the group differs from the Greek statutory rate of 35% as a consequence of a number of factors, the most significant of which are the non-deductibility of expenses, principally the amortisation of intangible assets, and the fact that the tax rates in the countries in which the group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the group range from 0%-37%.

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which are not necessarily referable to the current year’s operations.

The effective tax rate, (excluding the amortisation of, and other adjustments to, intangible assets) is approximately 28% for the full year 2004. This rate is calculated before any tax credit is recognised for the utilisation of previously unrecognised accumulated tax benefits.

8.                            Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2004 full year: 236,958,191, 2004 fourth quarter: 237,057,295 and 2003 full year: 236,674,925 shares, 2003 fourth quarter: 236,692,913).

9.                            Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2004	1,950.8	1,805.2
Additions	392.0	0.3
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(24.6)
Arising on current year acquisitions	2.5	6.9
Arising on prior year acquisitions	11.4	(11.8)
Disposals	(18.9)	—
Depreciation/amortisation	(289.4)	(106.6)
Impairment	(3.6)	—
Foreign exchange differences	16.3	14.1
Closing net book value as at 31 December 2004	2,061.1	1,683.5

10.                     Net debt

	As at 31 December 2004	As at 31 December 2003
	€ million	€ million

Long-term borrowings	1,454.0	1,325.4

Short-term borrowings	95.0	397.3

Cash and cash equivalents	(38.3)	(39.4)

Net debt	1,510.7	1,683.3

On 12 July 2004, we successfully completed a seven year €500 million bond issue. The issue was completed through our Euro Medium Term Note Programme and carries an annual coupon of 4.375%. On the same date, we also announced a successful tender offer for €322 million of the outstanding debt under our €625 million 5.25% Eurobond which matures in June 2006. Proceeds from the new Eurobond offering were used to finance the tender offer and to refund our €300 million Eurobond which matured in December 2004.

11.                     Dividends

As our business evolves to deliver more stable and predictable cash flows, we believe it is appropriate to evolve our dividend policy to the benefit of our shareholders. In addition, a change in Greek legislation allows us to repatriate, in a tax efficient way, subsidiary profits. Thus, we will be proposing at our June Annual General Meeting a dividend for 2004 of €0.28 per share, a 40% increase over 2003. Going forward, we will be looking to increase our dividends within a pay-out ratio of 20-30% which approximates a Dividend Per Share (DPS) growth of 5% per annum.

12.                     Contingencies

There have been no significant changes in contingencies since 31 December 2003 (as described in the 2003 Annual Report) except for the below.

Over the past five years, the Directorate General for Competition of the European Commission has been conducting an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola Bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of a dominant position.

On 19 October 2004, the European Commission announced that it has accepted an undertaking as a basis for terminating its investigation. The Commission also advised that it intends to formalise the undertaking as a legally binding commitment. The undertaking will potentially apply in 27 European countries, applicable to those channels of distribution where The Coca-Cola Company-branded carbonated soft drinks account for over 40% of national sales and twice the nearest competitor’s share.

13.                     Acquisitions affecting the years under review

a)             Multivita sp. z.o.o.

On 2 October 2003, we completed the joint acquisition with TCCC of 100% of the shares of Multivita sp. z o.o., the Polish mineral water company. Total consideration for the acquisition was €21.0 million (excluding costs), of which CCHBC’s share was €10.5 million. The acquisition included a production facility at Tylicz and the mineral water brand Multivita.

b)                                     Römerquelle GmbH

On 5 December 2003, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. Total consideration for the acquisition was €63.3 million (excluding costs), with the assumption of debt of an additional €6.4 million.

c)                                      Tsakiris S.A.

On 30 December 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Plias S.A. is related to CCHBC by way of some common shareholdings. The acquisition involved a production facility in Atalanti and the brands Tsakiris and City. Cash consideration was €6.2 million (excluding costs), with the assumption of debt of an additional €9.3 million.

d)                                     Gotalka

On 28 January 2004, we completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brand Bistra. Total consideration for the acquisition was €7.2 million (excluding costs).

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2004 (IFRS)

VOLUME BY COUNTRY FOR 2004, 2003 & 2002*

	2004	2003	2002

Established Markets
Austria	89.7	69.2	66.8
Greece	145.8	147.4	147.4
Ireland	72.9	72.0	69.9
Italy	178.0	180.3	168.9
Switzerland	77.1	83.9	64.9

TOTAL	563.5	552.8	518.0

Developing Markets
Baltics	16.8	19.2	18.9
Croatia	23.5	25.2	23.9
Czech Republic	42.3	41.9	38.1
Hungary	69.2	73.3	67.8
Poland	98.0	94.6	85.5
Slovakia	14.4	17.8	23.3
Slovenia	4.0	4.5	4.2

TOTAL	268.3	276.4	261.6

Emerging Markets
Armenia	4.1	3.7	3.1
Belarus	10.7	9.5	8.1
Bosnia and Herzegovina	13.1	13.3	12.1
Bulgaria	35.3	35.6	35.4
FYROM	8.7	9.8	12.1
Moldova	1.4	1.5	1.3
Nigeria	130.1	122.7	135.2
Romania	106.0	97.7	73.4
Russia	188.7	159.7	144.8
Ukraine	44.0	38.1	32.1
Serbia and Montenegro	38.8	38.4	31.2

TOTAL	580.9	530.1	488.7

TOTAL CCHBC	1,412.7	1,359.3	1,268.3

*Volume is shown in millions of unit cases.

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2004 (IFRS)

PERCENTAGE VOLUME CHANGE BY COUNTRY

FOR 12 MONTHS TO 31 DECEMBER 2004 AND 2003

	2004% change versus 2003	2003% change versus 2002

Established Markets
Austria	+ 30%	+ 4%
Greece	- 1%	+ 0%
Ireland	+ 1%	+ 3%
Italy	- 1%	+ 7%
Switzerland	- 8%	+ 29%

TOTAL	+ 2%	+ 7%

Developing Markets
Baltics	- 12%	+ 1%
Croatia	- 7%	+ 6%
Czech Republic	+ 1%	+ 10%
Hungary	- 6%	+ 8%
Poland	+ 4%	+ 11%
Slovakia	- 19%	-24%
Slovenia	- 11%	+ 7%

TOTAL	- 3%	+ 6%

Emerging Markets
Armenia	+ 11%	+ 21%
Belarus	+ 13%	+ 17%
Bosnia and Herzegovina	- 2%	+ 10%
Bulgaria	- 1%	+ 1%
FYROM	- 11%	- 19%
Moldova	- 5%	+ 19%
Nigeria	+ 6%	- 9%
Romania	+ 8%	+ 33%
Russia	+ 18%	+ 10%
Ukraine	+ 15%	+ 19%
Serbia and Montenegro	+ 1%	+ 23%

TOTAL	+ 10%	+ 8%

TOTAL CCHBC	+ 4%	+ 7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: February 16, 2005